Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02034841

SUPPL

June 4, 2002

SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH. D.C. 165 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

v\mb\ltr\Sec12.doc

dlw 6/17

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3764

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

Prudential plc

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Notifiable interest of Prudential plc

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MAGIM HSBC GIS Nominees Limited (UK) SALI	69,424 shares
Prudential Client HSBC GIS Nominees Limited (UK) PAC AC	10,034,713 shares
Prudential Client HSBC GIS Nominees Limited (UK) PHL AC	150,465 shares
Prudential Client HSBC GIS Nominees Limited (UK) PPL AC	559,155 shares
Prudential UK Index Tracker TS	1,489 shares
Roy Nominees 578079	64,485 shares
Roy Noms Ltd 578052	37,616 shares
Roy Noms Ltd 578141	125,627 shares
Roy Noms Ltd 578192	296,632 shares

5 Number of shares/amount of stock acquired:
N/A

6 Percentage of issued class:
N/A

7 Number of shares/amount of stock disposed:
N/A

8 Percentage of issued class:
N/A

9 Class of security:
Ordinary shares of 10p each

10 Date of transaction:
N/A

11 Date company informed:
31 May 2002

12 Total holding following this notification:
11,339,606

13 Total percentage holding of issued class following this notification:
3.64%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3764

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
31 May 2002

Additional Information:
Merely restating the percentage holding following the earlier announced increase in issued share capital of Man Group plc.

NNNN